Exhibit (a)(20)

SEND A MESSAGE TO JONES THAT YOU WANT FULL VALUE FOR YOUR SHARES.

REJECT JONES’S OFFER. DO NOT SIGN ANY GOLD CONSENT CARD.

June 7, 2004

Dear Fellow Stockholder:

On May 26, 2004, Jones Apparel Group, Inc. revised its unsolicited tender offer for Maxwell Shoe Company to $22.50 per share and stated that the most it would increase this revised offer by was “a couple of pennies.”*

After careful consideration, your Board of Directors, with the advice of its independent financial and legal advisors, has unanimously determined that Jones’s revised offer is financially inadequate and not in your best interests. Accordingly, your Board strongly recommends that you reject Jones’s revised offer and NOT sign any gold consent cards that you may receive from Jones.

JONES’S REVISED OFFER FAILS TO PROVIDE THE VALUE YOU DESERVE.

Jones’s revised offer continues to undervalue Maxwell Shoe Company’s business and future opportunities. Since February 25, 2004, when Jones first publicly announced its proposal to acquire Maxwell Shoe Company, we have twice increased net sales and earnings expectations for fiscal 2004. All of Maxwell Shoe Company’s brands are being well received by retailers. We have industry leading merchandising and design expertise, an ability to target all channels of distribution, and a strong capital position. By leveraging these strengths, we are confident that we can create value for Maxwell Shoe Company stockholders in excess of Jones’s revised offer.

Maxwell Shoe Company’s independent financial advisors believe Jones’s offer is inadequate. Lehman Brothers Inc. issued an opinion stating that, as of June 6, 2004, and subject to the qualifications and limitations set forth in the written opinion, Jones’s revised offer is inadequate to Maxwell Shoe Company’s stockholders from a financial point of view.

Jones’s revised offer does not adequately compensate Maxwell Shoe Company stockholders for transferring control of Maxwell Shoe Company to Jones. Fiscal 2003 was the best sales and earnings year in our Company’s history, and based on the first two quarters of fiscal 2004, we are on track to surpass even that superior performance. Our unprecedented level of backlog and 18-quarter track record of meeting or beating expectations, give us confidence that we can continue to achieve our goals.

WE ARE COMMITTED TO DOING THE RIGHT THING FOR STOCKHOLDERS.

Your Board is unanimous in its belief that Jones’s offer is inadequate and welcomes the opportunity to meet with Jones to demonstrate the value inherent in our Company. In fact, we expect to meet with Jones to explore whether Jones is prepared to increase its revised offer to a level that fully reflects the value of Maxwell Shoe Company. However, we believe that full value is in excess of “a couple of pennies” above Jones’s $22.50 per share offer.

If Jones is unwilling to provide Maxwell Shoe Company stockholders with full value for their investment, we will pursue all appropriate means to ensure you receive the value you deserve. Maxwell Shoe Company’s strong capital position provides us with a number of options to enhance stockholder value, which would potentially include stock repurchases or an extraordinary dividend. Of course, we also have a long track record of successfully growing through disciplined acquisitions and new license agreements, and we expect opportunities like these to remain an important part of our strategy.

*	Jones Apparel Group conference call, May 26, 2004

JONES’S INTERESTS ARE VERY DIFFERENT FROM YOURS.

DON’T FACILITATE JONES’S INADEQUATE OFFER.

Despite your Board’s track record of value creation and its demonstrated commitment to do what is in your best interests, Jones is soliciting your written consent to replace Maxwell Shoe Company’s Board of Directors with Jones’s own hand-picked slate of nominees. In our view, Jones’s consent solicitation is simply a tactic to help Jones acquire your shares at the lowest possible price.

The fact is, there is no assurance that if elected, Jones’s nominees will ensure you receive full value for your investment. On the contrary, Jones’s lawyers told a Massachusetts federal court that, if elected, its nominees need not “negotiate with Jones Apparel to obtain the highest offer possible.” Instead, Jones’s lawyers said that Jones need only consider whether to redeem the Company’s preferred stock purchase rights to remove that impediment to Jones’s offer. In contrast, your Board is comprised of a majority of independent directors, and their only commitment is to realizing the full value of Maxwell Shoe Company.

PROTECT THE VALUE OF YOUR INVESTMENT.

CONTINUE TO SUPPORT YOUR BOARD.

Maxwell Shoe Company is a premier footwear manufacturer with a solid track record of growth and exciting opportunities ahead. You deserve to receive the value of our leadership position. Don’t let Jones transfer that value – which rightfully belongs to you – to Jones and its stockholders.

We urge you to protect your investment by discarding any gold consent cards that you may receive from Jones and SIGNING, DATING and RETURNING the enclosed BLUE consent revocation card TODAY.

At our recent Annual Meeting, you overwhelmingly re-elected your Board’s director nominees and thereby affirmed your confidence in Maxwell Shoe Company’s Board and the steps it is taking to enhance stockholder value. We appreciate your support and will continue to take the appropriate steps to protect your interests.

Very truly yours,

Mark J. Cocozza,

Chairman of the Board and

Chief Executive Officer

Maxwell Shoe Company Inc.

If you have any questions or require assistance revoking your consent please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue

New York, NY 10016

proxy@mackenziepartners.com

(212) 929-5500 (call collect)

or

TOLL-FREE (800) 322-2885

Important Additional Information

Maxwell Shoe Company Inc. (“Maxwell Shoe Company”) filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission (“SEC”) on March 29, 2004, regarding Jones Apparel Group Inc.’s and MSC Acquisition Corp.’s (together, “Jones”) unsolicited tender offer for all the outstanding shares of Class A Common Stock of Maxwell Shoe Company (the “Offer”). Maxwell Shoe Company stockholders should read the Schedule 14D-9 (including any amendments or supplements thereto) because these documents contain important information relating to the Offer and the related consent solicitation.

On April 21, 2004, Jones filed a definitive consent solicitation statement with the SEC relating to Jones’s proposed solicitation of consents of Maxwell Shoe Company stockholders to, among other things, remove all of Maxwell Shoe Company’s current directors and replace them with Jones’s nominees. In response, on April 23, 2004, Maxwell Shoe Company filed a definitive consent revocation statement on Form DEFC14A (the “Definitive Consent Revocation Statement”) with the SEC to counter Jones’s consent solicitation. Maxwell Shoe Company stockholders should read the Definitive Consent Revocation Statement (including any amendments or supplements thereto) because it contains additional information important to the stockholders’ interests in the Offer and the related consent solicitation.

The Schedule 14D-9, the Definitive Consent Revocation Statement and other public filings made by Maxwell Shoe Company with the SEC are available free of charge at the SEC’s website at www.sec.gov. Maxwell Shoe Company also will provide a copy of these materials free of charge at its website at www.maxwellshoe.com.

Forward-Looking Statements

Statements made in this press release indicating Maxwell Shoe Company’s, the Board of Directors’ or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual future events or results. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause Maxwell Shoe Company’s actual results to differ materially from those projected in such forward-looking statements. Such risks, assumptions and uncertainties include, but are not limited to: changing consumer preference; inability to successfully design, develop or market its footwear brands; the inability to successfully re-introduce the Joan & David brand into the market; competition from other footwear manufacturers or retailers; loss of key employees; general economic conditions and adverse factors impacting the retail footwear industry; the inability by Maxwell Shoe Company to source its products due to political or economic factors; potential disruption in supply chain or customer purchasing habits due to health concerns relating to severe acute respiratory syndrome or other related illnesses; and the imposition of trade or duty restrictions or work stoppages of transportation or other workers who handle or manufacture Maxwell Shoe Company’s goods. Additional risks, assumptions and uncertainties associated with Jones’s pending tender offer include: the risk that Maxwell Shoe Company’s customers may delay or refrain from purchasing Maxwell Shoe Company products due to uncertainties about Maxwell Shoe Company’s future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with Maxwell Shoe Company; the risk that stockholder litigation commenced in connection with Jones’s offer might result in significant costs of defense, indemnification and liability; the risk that the Board of Directors’ analysis and the basis of their recommendation to the stockholders ultimately may prove to be inaccurate; and other risks discussed in documents filed by Maxwell Shoe Company with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. Maxwell Shoe Company is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

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